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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Argonaut Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

040157 10 9

(Cusip Number)

November 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 040157 10 9			Page 2 of 9

1.	Name of Reporting Person: Singleton Group LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,663,056

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,663,056

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,663,056

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):
17.3% (based on the number of shares outstanding as of November 14, 2003 as reported by Argonaut Group, Inc. in its Quarterly Report on Form 10-Q filed on November 14, 2003).

12.	Type of Reporting Person: OO

2

13G
CUSIP No. 040157 10 9			Page 3 of 9

1.	Name of Reporting Person: Caroline W. Singleton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,663,056

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,663,056

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,663,056

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):
17.3% (based on the number of shares outstanding as of November 14, 2003 as reported by Argonaut Group, Inc. in its Quarterly Report on Form 10-Q filed on November 14, 2003).

12.	Type of Reporting Person: IN

3

13G
CUSIP No. 040157 10 9			Page 4 of 9

1.	Name of Reporting Person: William W. Singleton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,663,056

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,663,056

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,663,056

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):
17.3% (based on the number of shares outstanding as of November 14, 2003 as reported by Argonaut Group, Inc. in its Quarterly Report on Form 10-Q filed on November 14, 2003).

12.	Type of Reporting Person: IN

4

13G
CUSIP No. 040157 10 9			Page 5 of 9

1.	Name of Reporting Person: Donald E. Rugg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,663,056

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,663,056

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,663,056

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):
17.3% (based on the number of shares outstanding as of November 14, 2003 as reported by Argonaut Group, Inc. in its Quarterly Report on Form 10-Q filed on November 14, 2003).

12.	Type of Reporting Person: IN

5

CUSIP No. 040157 10 9	13G	Page 6 of 9

     The information in this Schedule 13G relates to and amends that certain Schedule 13D filed on April 21, 2000 (“Singleton Group LLC 13D”) by the Singleton Group LLC, Caroline W. Singleton, William W. Singleton, and Donald E. Rugg (collectively, the “Reporting Persons”), as amended by that certain Amendment No. 1 to Schedule 13D filed on July 20, 2000 and that certain Amendment No. 2 filed on August 24, 2000 by the Reporting Persons and Caroline W. Singleton, sole trustee of the Singleton Family Trust, with regard to the beneficial ownership of common stock, par value $0.10 per share, (“Common Stock”) of the Argonaut Group, Inc.

     The Reporting Persons’ percentage ownership of the Common Stock decreased to 17.3% from the 21.2% previously reported on their latest filing, the Amendment No. 2 to Schedule 13D filed on August 24, 2000, due to the increase in the number of shares of Common Stock outstanding. Because the Reporting Persons’ percentage ownership of Common Stock is now less than 20% and the Reporting Persons hold the Common Stock only for investment purposes, the Reporting Persons’ beneficial ownership of the Common Stock is being reported on Schedule 13G as permitted by Rule 13d-1(h) of the Securities Exchange Act of 1934, as amended.

Item 1.

     The name of the issuer is Argonaut Group, Inc. The address of the principal executive offices of the issuer is 10101 Reunion Place, Suite 500, San Antonio, Texas 78216.

Item 2.

(a)	Name of Persons Filing:

This statement on Schedule 13G is being filed by the Singleton Group LLC (the “LLC”), Caroline W. Singleton, William W. Singleton and Donald E. Rugg.

(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is c/o Singleton Group LLC, 11661 San Vicente Blvd., Suite 915, Los Angeles, CA 90049.

(c)	Citizenship:

The Singleton Group LLC is a limited liability company formed under the laws of Delaware. Caroline W. Singleton, William W. Singleton and Donald E. Rugg are citizens of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $.10 per share

CUSIP No. 040157 10 9	13G	Page 7 of 9

(e)	CUSIP Number: 040157 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not applicable.

Item 4.	Ownership.

     Each of the LLC, and Caroline W. Singleton, William W. Singleton, and Donald E. Rugg, as managers of the LLC, is a beneficial owner of 4,663,056 shares of Common Stock which constitute 17.3 percent of the Common Stock outstanding (based on the number of shares outstanding as of November 14, 2003 as reported on Argonaut Group, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003).

     The LLC, and Caroline W. Singleton, William W. Singleton and Donald E. Rugg, as managers of the LLC, share dispositive and voting power with respect to the 4,663,056 shares of Common Stock beneficially owned.

CUSIP No. 040157 10 9	13G	Page 8 of 9

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

     Caroline W. Singleton, William W. Singleton, and Donald E. Rugg are managers of the LLC and may be considered members of a group with the LLC. See Exhibit 99.1 attached hereto.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 99.1	Group Members
Exhibit 99.2	Joint Filing Agreement dated November 25, 2003.

CUSIP No. 040157 10 9	13G	Page 9 of 9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2003	Singleton Group LLC, a Delaware
limited liability company

By: /s/ Caroline W. Singleton

Caroline W. Singleton, Manager

/s/ Caroline W. Singleton

Caroline W. Singleton

/s/ William W. Singleton

William W. Singleton

/s/ Donald E. Rugg

Donald E. Rugg

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Group Members
Exhibit 99.2	Joint Filing Agreement dated November 25, 2003.